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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.    )

Gateway Bancshares, Inc.
(Name of Subject Company (Issuer))

Gateway Bancshares, Inc.—Issuer
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock
(Title of Class of Securities)

36-7583101
(CUSIP Number of Class of Securities)

Robert Peck
Gateway Bancshares, Inc.
5102 Alabama Highway
P.O. Box 129
Ringgold, Georgia 30736
(706) 965-5500
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Kathryn L. Knudson
M. Todd Wade
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Sixteenth Floor
Atlanta, Georgia 30303
(404) 572-6600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$1,949,200	$158.00

*
For purposes of calculating the fee only. This amount assumes the purchase of 110,000 shares of common stock at the maximum offer price of $17.72 per share.

**
The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals the aggregate of the cash offered by the bidder multiplied by ..0000809.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT

        This Tender Offer Statement on Schedule TO relates to the tender offer by Gateway Bancshares, Inc., a Georgia corporation ("Gateway"), to purchase up to 110,000 shares of its common stock at a price of $17.72 per share in a tender offer. The offer is subject to the conditions set forth in the Offer to Purchase, dated April 30, 2003, and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits 1 and 2, respectively.

        The information set forth below is incorporated in this Schedule TO by reference in answer to Items 1 through 11 of Schedule TO.

Schedule TO Item No.		Incorporated by Reference to:
1.	Summary Term Sheet	Exhibit 1, "Summary Term Sheet."
2.	Subject Company Information	Exhibit 1, "Introduction," "The Offer—Section 10. Certain Information Concerning Summit," "—Section 8. Price Range of Shares; Dividends;" Exhibit 3.
3.	Identity and Background of Filing Person	Exhibit 1, "The Offer—Section 10. Certain Information Concerning Summit;" Exhibit 3.
4.	Terms of the Transaction	Exhibit 1, "The Offer—Section 1-7, 11-17."
5.	Past Contacts, Transactions, Negotiations and Agreements	Exhibit 1, "The Offer—Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares."
6.	Purposes of the Transaction and Plans or Proposals	Exhibit 1, "Introduction," "The Offer—Section 2. Purpose of the Offer; Certain Effects of the Offer."
7.	Source and Amount of Funds or Other Consideration	Exhibit 1, "The Offer—Section 9. Source and Amount of Funds."
8.	Interest in Securities of the Subject Company	Exhibit 1, "The Offer—Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares."
9.	Persons/Assets Retained, Employed, Compensated or Used	Exhibit 1, "The Offer—Section 16. Fees and Expenses."
10.	Financial Statements	Exhibit 1, "The Offer—Section 10. Material Information Concerning Gateway."
11.	Additional Information	Exhibit 1, "The Offer—Section 13. Certain Legal Matters; Regulatory Approvals."

Item 12.    Exhibits.

(a)(1)	Offer to Purchase, dated April 30, 2003.
(a)(2)	Letter of Transmittal and related Instructions.
(a)(3)	Letter, dated April 30, 2003, from Gateway to its shareholders regarding the offer.
(a)(4)	Notice of Guaranteed Delivery.
(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 30, 2003.
(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 30, 2003.
(a)(7)	Annual Report of Gateway Bancshares, Inc. for the year ended December 31, 2002, filed on Form 10-KSB on March 27, 2003 is incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2003

GATEWAY BANCSHARES, INC.
By:	/s/ Robert Peck Robert Peck President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)	Offer to Purchase, dated April 30, 2003.
(a)(2)	Letter of Transmittal and related Instructions.
(a)(3)	Letter, dated April 30, 2003, from Gateway to its shareholders regarding the offer.
(a)(4)	Notice of Guaranteed Delivery.
(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 30, 2003.
(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 30, 2003.
(a)(7)	Annual Report of Gateway Bancshares, Inc. for the year ended December 31, 2002, filed on Form 10-KSB on March 27, 2003 is incorporated herein by reference.

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TENDER OFFER STATEMENT
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX